Exhibit 99.7

The Campbell Group Advertising Public Relations
Inner Harbor Center
400 East Pratt Street, Suite 500
Baltimore, MID 21202
Phone 410.547.0600
Fax 410.547.6508

                                                           FOR IMMEDIATE RELEASE

                 MARYLAND FAVORITE NATIONAL PREMIUM BEER IS BACK
             Baltimore Waterfront Festival Goers Get a Taste Preview

         BALTIMORE, MD (April 28, 1999) - The beer with a past is coming back. Marylanders attending the Baltimore Waterfront Festival will get a chance to sample the new National Premium beer -- an old Maryland favorite that is being reintroduced by Frederick Brewing Company.

         "We are confident that people who remember National Premium from days gone by will enjoy the original recipe for National Premium beer that we are resurrecting," said Majorie McGinnis, President of Frederick Brewing Company.

         National Premium beer was first introduced by the National Brewing Company just after Prohibition ended in 1934. During its heyday in the 1960s, over 200,000 cases of National Premium beer were sold with tax revenues exceeding $40,000 per year. Distribution reached into metropolitan New York, southern Connecticut and northern New Jersey in addition to Maryland. National Premium's reputation was watered down - literally - through a series of corporate mergers and acquisitions in the 1970s and 1980s until production stopped in 1996. Frederick Brewing Company acquired the licensing rights to produce, market and sell the original recipe of National Premium beer beginning in May 1999.

         Founded in 1993, Frederick Brewing Company (FBC) is the largest craft brewery in the Mid-Atlantic region, with National Premium becoming the 23rd beer on its roster of awardwinning and seasonal beers. Other FBC brands include Blue Ridge beers, Hempen Ale(TM), the first U.S. craft beer brewed with hemp seeds, Wild Goose and Brimstone.

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                [GRAPHIC OMITTED]      Baltimore       Now York

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         Comptroller William Donald Schaefer was the first Marylander to taste the new National Premium beer at a press conference on April 28. He was joined by Hannah Byron, Deputy Assistant Secretary for Maryland's Department of Business and Economic Development. Frederick Brewing Company offered a portion of the first month's sales of National Premium beer to go to the charity of his choice. Comptroller Schaefer has chosen to assign the proceeds to a charity in memory of Jerry Hoffberger, the founder of National Brewing Company, which first produced National Premium beer.

         The Baltimore Waterfront Festival is being held at Baltimore's Inner Harbor from Thursday, April 29 to Sunday, May 2. Festival-goers will find Frederick Brewing Company booths in the refreshment areas near the Chesapeake Kitchen and Bay Cabaret area. The hours of the Baltimore Waterfront Festival 10 a.m. to 7 p.m. on Thursday and Sunday, and 10 a.m. to 8 p.m. on Friday and Saturday.

                                     # # #

                FOR FURTHER INFORMATION, THE MEDIA MAY CONTACT:

Anne Mannix              Randi J. Rom                  Christine Farrell
The Campbell Group       R.J. Rom & Associates, Inc.   Frederick Brewing Company
410-547-0600, ext. 218   410-367-6525                  301-694-7899